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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JLM Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 Northwestern Hwy., Suite 290
(No. and Street)

Farmington Hills (City) Michigan (State) 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Fisher (248) 737-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner, Hutton, Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern, Suite 510, Southfield, MI 48034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lionel S. Margolick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JLM Securities Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

RUSSELL A. FISHER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 13, 2013
Acting in the County of Oakland

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JLM SECURITIES COMPANY, LLC

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report

Members
JLM Securities Company, LLC

We have audited the accompanying balance sheet of JLM Securities Company, LLC as of December 31, 2009, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JLM Securities Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

JLM Securities Company, LLC is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin PC

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 11, 2010

JLM SECURITIES COMPANY, LLC

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 11,129

MEMBERS' EQUITY

MEMBERS' EQUITY	$ 11,129

See notes to the financial statements.

JLM SECURITIES COMPANY, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUE	$ 40,925
INTEREST INCOME	2
NET INCOME	$ 40,927

See notes to the financial statements.

JLM SECURITIES COMPANY, LLC

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

BALANCE - JANUARY 1, 2009	$ 11,128
NET INCOME	40,927
DISTRIBUTIONS	(40,926)
BALANCE - DECEMBER 31, 2009	$ 11,129

See notes to the financial statements.

JLM SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 40,927
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(40,926)
INCREASE IN CASH	1
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	11,128
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 11,129

See notes to the financial statements.

JLM SECURITIES COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership

JLM Securities Company, LLC is a single member LLC owned by Margolick Financial Group, LLC, a single member LLC owned by LSM, Inc.

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commision (SEC).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by the shareholder of LSM Inc. on their respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of December 31, 2009, the net capital balance was $11,129.

JLM SECURITIES COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with its member that states all expenses incurred by the Company, except commissions will be paid by the member. At no such time will any of such expenses be allocated to the Company or recovered by the member.

4. CONCENTRATION OF REVENUE

Revenue derived from a series of private placements in association with one client accounted for approximately 100% of total revenue for the year ended December 31, 2009.

5. SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date, require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 11, 2010 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			11,129 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			11,129 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B)	
		[3525C]	[3525D)	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			11,129 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		[3540	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	[3620]
7.	Other additions and/or credits (List))			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			11,129 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings Trading and investment securities as		[3670]	
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		0 [3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	[3740]
10. Net capital	[3736]	11,129 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part *A*

11.	Minimum net capital required (6-213% of line 19)	0 **[3756]**
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A),	5,000 **[3758]**
13.	Net capital requirement (greater of line 11 or 12)	5,000 **[3760]**
14.	Excess net capital (line 10 less 13)	6,129 **[3770]**
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	11,129 **[3780]**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	%	0 (3850)

* There are no differences between the audited computation of net capital and computation of Rule 15c3-3 reserve OTHER RATIOS
requirements and the computation of the basic net capital and requirement.

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 (3860)

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Auditors' Report on Internal Control

Members
JLM Securities Company, LLC

In planning and performing our audit of the financial statements of JLM Securities Company, LLC for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered The JLM Securities Company, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control over financial reporting that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

This report is intended solely for the information of management and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

February 11, 2010

KIRSCHNER HUTTON PERLIN, P.C.
Certified Public Accountants

26913 Northwestern Hwy., Suite 510
Southfield, Michigan 48033 - 8444
Telephone: (248) 356-3880
Facsimile: (248) 356-3885

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
JLM Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by JLM Securities Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating JLM Securities Company, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). JLM Securities Company, LLC's management is responsible for JLM Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

KIRSCHNER HUTTON PERLIN, P.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kirschner Hutton Perlin, P.C.

February 11, 2010

JLM SECURITIES COMPANY, LLC

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2009

KIRSCHNER HUTTON PERLIN, P.C.

Certified Public Accountants

Southfield, Michigan